SUPPLEMENT NO. 1
                                       TO
                           OFFER TO PURCHASE FOR CASH
                                UP TO 8,488 UNITS
                                       OF
                          JONES GROWTH PARTNERS, L.P.
                              FOR $501.00 PER UNIT
                                       BY
                      MADISON LIQUIDITY INVESTORS 104,LLC
                      MADISON/OHI LIQUIDITY INVESTORS,LLC
                   -----------------------------------------

               THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD
     WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON FEBRUARY 19, 1999,
                         UNLESS THE OFFER IS EXTENDED.

                   -----------------------------------------

     The Purchaser, Madison Liquidity Investors 104, LLC hereby supplements its offer to purchase up to 8,488 Units of Jones Growth Partners, L.P. upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 5, 1998, and Amendments No. 1, 2 and 3 thereto and in this Supplement No. 1. Capitalized terms used but not defined in this Supplement No. 1 shall have the meanings ascribed to them in the Offer to Purchase.

     THE COVER PAGE AND INTRODUCTION SECTION OF THE OFFER TO PURCHASE ARE AMENDED AND SUPPLEMENTED AS FOLLOWS:

Madison Liquidity Investors 104, LLC (the "Purchaser")(1) hereby seeks to acquire limited partnership interests (the "Units") in Jones Growth Partners, L.P., a Colorado limited partnership (the "Partnership"). The Purchaser hereby offers to purchase up to 8,488 Units at $501.00 per Unit (the "Purchase Price"), in cash, reduced by (i) the $50.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made on or after November 5, 1998 (the "Offer Date"), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Assignment and Transfer and accompanying documents, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The Offer will expire at 5:00 p.m., Eastern Standard Time on February 19, 1999 or such other date to which this Offer may be extended (the "Expiration Date"). The Units sought pursuant to the Offer represent 9.9% of the Units outstanding as of October 15, 1998. Neither Jones Spacelink Cable Corporation, the General Partner of Jones Growth Partners, L.P. ("Jones" or the "General Partner"), nor Jones Growth Partners, L.P., or their respective affiliates or subsidiaries are parties to this Offer.

Unitholders are urged to consider the following factors:

         - Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchaser may be less than the total amount which might otherwise be received by the Unitholder with respect to the Units over the remaining term of the Partnership. In this regard, Unitholders should note that the Partnership has announced the sale of its last remaining cable systems and has estimated that as a result of this proposed sale it may distribute $717.00 for each Unit, although it cannot provide any assurance that the actual distribution may not vary from its estimate.

         - Although not necessarily an indication of value, the $501.00 purchase price is slightly higher than the 500.01 weighted average selling price for the Units (as adjusted for typical commissions), as reported by THE PARTNERSHIP SPECTRUM, an independent, third-party source. As further reported by THE PARTNERSHIP SPECTRUM during the two month period ended September 1998, there were 3 trades conducted representing an aggregate of 26 Units sold or transferred. Because the gross sales prices reported by THE PARTNERSHIP SPECTRUM do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices, the Purchaser cannot, and does not, know whether the information compiled by THE PARTNERSHIP SPECTRUM is accurate or complete.

        - The Purchaser is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $501.00 per Unit, the Purchaser is motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchaser's objectives. Such objectives and motivations may conflict with the interests of the Unitholders in receiving the highest price for their Units.

        - The net asset value of the Units, as disseminated by the General Partner, is $753.00 per Unit, which may be more than the
             Offer Price. However, the Purchaser believes that the net asset value does not necessarily reflect the fair market value of a Unit, which may be higher or lower than the net asset value depending on several factors. The General Partner estimates net asset value based on a hypothetical sale of all of the Partnership's assets, as of a hypothetical date, and the distribution to the Limited Partners and the General Partner of the gross proceeds of
----------

        (1) For purposes of the applicable securities laws, the Purchaser's sole member and funding source, Madison/OHI Liquidity Investors, LLC ("Madison/OHI"), has been added as a co-bidder to this Offer. As such, references in this Offer to the "bidder" may be deemed to include Madison/OHI. However, the purchaser of the Units will be Madison Liquidity Investors 104, LLC.

             such sales, net of related indebtedness. Additionally, the net asset value estimate prepared by the General Partner does not take into account (i) future changes in market conditions, (ii) timing considerations or (iii) unforeseeable costs associated with winding up the Partnership.

         - After the consummation of the Offer, and unless otherwise prohibited, the Purchaser will vote the Units acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Unitholders.

         - In the event that a total of more than 8,488 Units are tendered, the Purchaser may accept only a portion of the Units tendered by a Unitholder on a pro rata basis.

        - The eventual transfer of all tendered Units is subject to the final approval of the Partnership or the General Partner and is subject to its discretion.

        The Offer will provide Unitholders with an opportunity to liquidate their investment without the usual transaction costs associated with secondary market sales. Unitholders may have a more immediate need to use the cash now tied up in an investment in the Units and wish to sell them to the Purchaser.


INTRODUCTION

To the Unitholders of Jones Growth Partners, L.P.:

                                  INTRODUCTION

        The Purchaser hereby offers to purchase up to 8,488 of the outstanding units of limited partnership interest ("Units"), representing approximately 9.9% of the Units outstanding, in Jones Growth Partners, L.P. (the "Partnership") at a purchase price of $501.00 per Unit, in cash, reduced by (i) the 505.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made on or after November 5, 1998 (the "Offer Date"), upon the terms and subject to the conditions set forth in the Offer. The Offer will expire at 5:00 p.m., Eastern Standard Time, on February 19, 1999, or such other date to which this Offer may be extended (the "Expiration Date"). The Offer is not conditioned on any aggregate minimum number of Units being tendered. The transfer of all tendered Units is subject to the approval of the Partnership and/or the General Partner. Unitholders who tender their Units will not be obligated to pay any brokerage commissions in connection with the tender of Units.

        For further information concerning the Purchaser, see Section 12 below and Schedule "I".

Establishment of the Offer Price
--------------------------------

        The Purchaser has set the Offer Price at $501.00 per Unit, in cash, reduced by (i) the $50.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made on or after November 5, 1998.

        The Purchaser established the Offer Price based on the General Partner's net asset value of 753.00 per Unit. The Purchaser examined the projected future cash flows as provided in the Partnership's Definitive Proxy Statement on Form 14A filed as of October 21, 1998, the contracted sales amounts of the Partnership's assets and the working capital, as provided in the same reports. After conducting the above-described analysis, the Purchaser believes the General Partner's disclosed net asset value to be accurate and reasonable.

        The Purchaser applied a discount rate of 33% to the General Partner's estimated value of $753.00 per Unit. The Purchaser chose this discount rate based primarily on the motivation to establish the lowest price which might be acceptable to Unitholders consistent with the Purchaser's objectives. In addition, the Purchaser took into account the lack of liquidity, lack of control over the Partnership and certain tax considerations in applying this discount rate.

        The net asset value of the Units, as disseminated by the General Partner, is $753.00 per Unit which may be more than the Offer Price. However, the Purchaser believes that the net asset value does not necessarily reflect the fair market value of a Unit, which may be higher or lower than the net asset value depending on several factors. The Purchaser does not propose that the Offer Price represents the fair market value of the Units.

        The Purchaser has outlined its proposed liquidation and the distributions arising from this liquidation in its Definitive Proxy Statement on Form 14A filed as of October 21, 1998 wherein the Partnership reported (in part) as follows:

             A special vote of the limited partners of Jones Growth Partners, L.P. (the "Partnership") is being conducted through the mails (sic) on behalf of the Partnership by Jones Spacelink Cable Corporation, the managing general partner of the Partnership, for the purpose of obtaining limited partner approval of the sale, to TCI Communications, Inc. or one of its affiliates, of the cable television system serving the municipalities of Addison, Glen Ellyn, St. Charles, Warrenville, West Chicago, Wheaton, Winfield and Geneva, and certain portions of unincorpoated areas of Du Page and Kane counties, all in the State of Illinois (the "Wheaton System"), owned by the Partnership for $103,000,000 in cash, subject to customary working capital closing adjustments that may have the effect of increasing or decreasing the sales price by a non-material amount....

             If the limited partners approve the proposed sale of the Wheaton System and if the transaction is closed, the Partnership will repay all of its third party indebtedness, which totaled $36,243,870 at June 30, 1998, repay advances from the Managing General Partner, which totaled $2,083,098 at June 30, 1998, settle working capital adjustments and deposit $3,118,500 into an indemnity escrow account, and then the Partnership will distribute the remaining $61,500,000 to its limited partners of record as of the closing date of the sale of the Wheaton System. Because the distribution to be made to the limited partners of the sale of the Wheaton System will not exceed 100 percent of the amounts originally contributed to the Partnership by the limited partners plus an amount equal to eight percent per annum, cumulative and noncompounded, on an amount equal to their initial capital contributions, the general partners will not receive general partner distributions on the sale of the Wheaton System. The $61,500,000 distribution to the limited partners will give the Partnership's limited partners an approximate return of $717 for each $1,000 limited partnership interest. Distribution checks will be issued to limited partners' account registration or payment instruction of record.

             There have been no prior distributions to the limited partners and it is anticipated that there will be no further distributions to the limited partners other than from any amounts remaining after November 15, 1999 in the indemnity escrow account. Once the Partnership has completed the distribution of the net proceeds from the sale of the Wheaton system, the limited partners of the partnership will have received a total of only $717 for each $1,000 limited partnership interest (excluding escrowed proceeds). After the closing of the sale of the Wheaton System and the distribution of the net sale proceeds therefrom, including the amounts, if any, remaining after November 15, 1999 in an indemnity escrow account, the Partnership will be liquidated and dissolved, most likely in the fourth quarter of 1999.

        As the Purchaser has had no access to the books and records of the Partnership, it has based its analysis upon publicly available information. The Offer Price is not the result of arm's length negotiations between the Purchaser and the Partnership.

        The Offer Price represents the price at which the Purchaser is willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. Other measures of the value of the Units may be relevant to Unitholders. Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

Additional Factors to Consider When Tendering
---------------------------------------------

        The Purchaser believes that the following are potentially beneficial aspects of the Offer that should be considered when deciding whether or not to tender Units:

        - In its October 21, 1998 Definitive Proxy Statement, the Partnership further states that the sales contract is dependent upon many conditions, including (i) approvals of the limited partners of the Partnership; (ii) the receipt of material third party consents necessary for the transfer of the Wheaton System to TCI, and (iii) a minimum number of subscribers to the Wheaton System existing when the sale closes. Consequently, and due to market conditions related to the Wheaton System, a delay may impact the third condition. As a result of these conditions and regardless of whether or not they are eventually met and the sale consummated, distributions to Unitholders may be delayed

        - The $501.00 per Unit Offer Price is higher than the recent tender offer from Smithtown Bay, LLC.

        - The Purchaser has set the Offer Price at $501.00 per Unit, in cash, reduced by (i) the $50.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made on or after November 5, 1998. In determining the Offer Price, the Purchaser based its valuation of the Units on its own investigation of Partnership assets, liabilities and business plan, and in part on the General Partner's estimate of the cash distribution from the sale of cable systems and the final liquidating distribution which may occur in the Fourth Quarter of 1999, at the earliest, subject to certain contingencies.

        - The net asset value of the Units as reported by the General Partner in its October 21, 1998 Definitive Proxy Statement is $753.00 per Unit. The net asset value does not necessarily reflect the fair market value of a Unit, which may be higher or lower than the net asset value depending on several factors. The General Partner estimates net asset value based on a hypothetical sale of all of the Partnership's assets, as of a hypothetical date, and the distribution to the Limited Partners and the General Partner of the gross proceeds of such sales, net of related indebtedness, together with the Partnership's cash, proceeds from temporary investments, if any, and all other assets that are believed to be liquidated, after provision in full for all of the Partnership's other known liabilities. The net asset value estimates prepared by the General Partner do not take into account (i) future changes in market conditions, (ii) timing considerations or (iii) unforeseeable costs associated with winding up the Partnership. It is the Purchaser's belief that the net asset value estimate prepared by the General Partner does not accurately reflect the fair market value of a Unit or the amount a Limited Partner could expect to receive upon liquidation if the Partnership liquidated today.

        - Although not necessarily an indication of value, the $501.00 purchase price per Unit is 8.3% lower than the $546.25 weighted average selling price for the Units (as adjusted for typical commissions), as reported by THE PARTNERSHIP SPECTRUM, an independent, third-party source. As further reported by THE PARTNERSHIP SPECTRUM during the two month period ended July 1998, there were 2 trades conducted representing an aggregate of 16
             Units sold or transferred. Because the gross sales prices reported by THE PARTNERSHIP SPECTRUM do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less then the reported prices; the Purchaser cannot, and does not, know whether the information compiled by THE PARTNERSHIP SPECTRUM is accurate or complete.

        - For Unitholders who sell their Units in accordance with this Offer, 1999 will be the final year for which you receive a K-1 Tax Form from the Partnership assuming that the transfer of your Units is effectuated by the General Partner in 1999. Many investors who have tax professionals prepare their taxes find the cost of filing K-1s to be burdensome, particularly if more than one limited partnership is owned.

        - The decision to accept the Offer eliminates the potential uncertainty related to waiting for future distributions of sales and final liquidation proceeds. Furthermore, by selling the Units for cash now, the Unitholder would enjoy the ability to redeploy investment assets into alternative and more liquid investments.

        - The Offer will provide Unitholders with an opportunity to liquidate their investment without the usual transaction costs associated with secondary market sales. Unitholders may have a more immediate need to use the cash now tied up in an investment in the Units and wish to sell them to the Purchaser.

SECTION 12. CERTAIN INFORMATION CONCERNING THE PURCHASER.

        Set forth below is certain unaudited financial information with respect to the Purchaser's sole member and funding source, Madison/OHI Liquidity Investors, LLC ("Madison/OHI").

                      CONSOLIDATED BALANCE SHEET
                           NOVEMBER 30, 1998

                            ASSETS

        Cash                                   $  459,290
        Investment in limited partnerships      2,092,152
        Other Assets                               29,004
                                               ----------
        TOTAL ASSETS                                          $2,580,446
                                                              ==========

                            LIABILITIES AND MEMBERS' EQUITY

        LIABILITIES:
        Accounts payable and accrued expenses  $  227,859
        Notes payable                           1,048,825
        Advances from affiliates                1,149,201
                                               ----------
                 Total Liabilities                            $2,425,885

        MEMBERS' EQUITY                                          154,561
                                                              ----------
        TOTAL LIABILITIES AND MEMBERS' EQUITY                 $2,580,446
                                                              ==========

        On October 2, 1998, Madison/OHI entered into a revolving credit facility with a lender to finance its investment operations. The revolving credit facility is committed through September 30, 2005 and it allows for maximum borrowings of $30,000,000 through October 20, 2003 and $25,000,000 after this date. Borrowings under the credit facility are collateralized by the Company's investments and eight percent of the total borrowings are guaranteed by the personal guarantees of the Company's members,

        Borrowing under the credit facility accrues interest at rates of up to sixteen percent per annum simple interest (or of fifteen percent per annum simple interest for borrowings financing designated investments). Principal advances and accrued interest are repayable from the proceeds of the liquidation or sale of the investments following liquidation or sale events. In addition, a portion of the total accrued interest is payable quarterly at the rate of 9% per annum simple interest. Such quarterly interest payments are due in cash for designated investments and the required payments may be financed with an additional principal advance by the lender for the other designated investments.

        Additional proceeds of sales or liquidations of the investments are required to be placed in a cash collateral account which will be equal to ten percent of the unpaid balance of the loan.

        Total interest expense incurred for the period ended November 30, 1998 was $18,698. There were no cash payments for interest expense during this period.


        SECTION 13 OF THE OFFER TO PURCHASE IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

SECTION 13. SOURCE OF FUNDS.

        The Purchaser expects that approximately $3,819,600.00 would be required to purchase up to the 8,488 Unit maximum of the outstanding Units, if tendered, and an additional $150,000.00 may be required to pay related fees and expenses. The Purchaser anticipates funding all of the purchase price and related expenses through existing equity sources and/or borrowing facilities. It is expected that the Purchaser will obtain its funding from its sole member, Madison/OHI, which in turn has represented that it intends to utilize its existing capital sources. The Offer is not contingent on obtaining financing.

        The following is a summary description of the existing credit facility (the "Facility") provided for the benefit of the Purchaser, pursuant to the Loan Agreement, dated as of October 2, 1998 (the "Loan Agreement"), among Madison/OHI Liquidity Investors, LLC, as borrower, and Omega Healthcare Investors, Inc., as the lender (the "Lender"). This summary description does not purport to be complete and is qualified in its entirety by reference to the Loan Agreement, a copy of which has been filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule 14D-1 filed with the Commission.

        Pursuant to the Loan Agreement, the Lender has made available to the Purchaser a revolving credit facility of up to $30 million at any one time outstanding, which amount is reduced to $25 million after the fifth (5th) anniversary of the first funding date, October 20, 2003. Loans under the Facility (the "Loans") may be utilized to finance certain permitted investments. The Facility matures on the earlier of the seventh (7th) anniversary of the first funding date, October 20, 2005, or the date upon which the Lender duly accelerates the due date of all unpaid principal and interest owed by the Borrower to the Lender.

        Loans bear interest, at rates ranging from 9% per annum to 16% per annum, based on various classifications made under the Loan Agreement. As of the date hereof, the Purchaser currently has made three draw downs aggregating $4.1 million under the Facility.

        The Purchaser is obligated to pay a fee on the unused portion of the Facility. Such unused fee is payable quarterly in arrears and calculated based on the actual number of days elapsed over a 365 day period. The quarterly unused fee is required to be paid in an amount equal to twenty-five percent (25%) of the product obtained by multiplying (a) one-eighth (1/8) of one (1) percent (i.e. 12-1/2 basis points) by (b) the amount by which $30 million exceeds the average outstanding principal balance of the Loan during the three (3) month period beginning December 1, 1998 and ending February 28, 1999, and each successive quarter thereafter until the Lender is no longer obligated to make advances on the Loan pursuant to the Loan Agreement.

        The Loans are subject to mandatory prepayment only to the extent that the aggregate outstanding principal amount of the Loans on any day exceeds the amount of the Facility then in effect. Voluntary prepayments of the Loans and voluntary reductions of the Facility are permitted, in whole or in part, at the option of the Purchaser in minimum principal amounts, without premium or penalty, subject to reimbursement of certain of the Lender's costs under certain conditions.

        The Purchaser's obligations under the Facility have been guaranteed by limited personal guarantees of the managing directors of the Purchaser, Bryan E. Gordon and Ronald M. Dickerman.

        The Facility contains representations and warranties, conditions precedent, covenants, events of default and other provisions customarily found in similar transactions.

        SCHEDULE I TO THE OFFER TO PURCHASE IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

                                   SCHEDULE I

                   THE PURCHASER AND ITS RESPECTIVE PRINCIPALS

MADISON LIQUIDITY INVESTORS 104, LLC is a Delaware limited liability company founded by Bryan E. Gordon and Ronald M. Dickerman that was organized for the purpose of acquiring Units in the Partnership as well as Units in certain other partnerships, some of which are also sponsored by the Partnership's General Partner. The Purchaser's sole member is Madison/OHI which is an affiliate of The Madison Avenue Capital Group LLC (all three entities may collectively be referred to as "Madison"). The names of the managing directors of the Purchaser, Madison/OHI and The Madison Avenue Capital Group, LLC and their principal occupations and five year employment histories are set forth below. Each individual is a citizen of the United States. The business address of Madison is P.O. Box 7461, Incline Village, Nevada 89452.

MADISON/OHI LIQUIDITY INVESTORS, LLC is a Delaware limited liability company founded by Bryan E. Gordon and Ronald M. Dickerman, both of whom are managing directors of the limited liability company. Madison/OHI is the sole member of the Purchaser and, as further described in Section 13 to this Offer to Purchase, is the primary funding source for the Offer. The business address of Madison is P.O. Box 7461, Incline Village, Nevada 89452.

THE MADISON AVENUE CAPITAL GROUP, LLC is a Delaware limited liability company founded by Bryan E. Gordon and Ronald M. Dickerman. Madison is an investment management boutique with a value investing philosophy. Madison invests in limited partnership units, common stock and other securities issued by companies which own diversified portfolios of real estate, cable television systems, transportation and other leased equipment, film portfolios, LBO/venture investment portfolios and other cash flow producing assets. Madison and its affiliates have over $270 million in committed capital. To date, over 45,000 limited partners nationwide in over 250 limited partnerships have sold their units to Madison and its affiliates. The business address of Madison is P.O. Box 7461, Incline Village, Nevada 89452.

BRYAN E. GORDON is a Managing Director of the Purchaser as well as being a Managing Director of The Madison Avenue Capital Group, LLC. Prior to co-founding predecessor entities to The Madison Avenue Capital Group, LLC in January 1995, Mr. Gordon had 13 years of experience in the investment banking and management consulting fields, with an emphasis on real estate and corporate finance. Mr. Gordon has extensive experience with equity and debt financings, mergers and acquisitions, roll-up and formation transactions, and restructurings of limited partnerships, REITs, corporations and joint ventures. Mr. Gordon's experience includes: seven years in the Real Estate and Partnership Finance Groups at Smith Barney, Inc.; two years in the Investment Banking Division of Bear, Stearns & Co. Inc.; one year in the Real Estate and Partnership Finance Group at EF Hutton & Company; and three years in management consulting with Tillinghast/Towers, Perrin, Foster & Crosby. Mr. Gordon earned an MBA from Columbia University's Graduate School of Business and a BSE from the Wharton School of the University of Pennsylvania.

RONALD M. DICKERMAN is a Managing Director of the Purchaser as well as being a Managing Director of The Madison Avenue Capital Group, LLC. Prior to co-founding predecessor entities to The Madison Avenue Capital Group, LLC in January 1995, Mr. Dickerman had 14 years of experience in the analysis, acquisition, financing, management, and disposition of income-producing real estate. In 1991, Mr. Dickerman founded First Equity Realty Corp., a real estate investment firm specializing in the acquisition of multi-family properties from financial institutions, utilizing a value-added approach. From 1987-1991, Mr. Dickerman was an investment banker in the Partnership Finance Group of Smith Barney, Harris, Upham & Co., Inc. His responsibilities included the origination, analysis, structuring, acquisition, asset management, disposition and marketing of real estate and other limited partnerships. Mr. Dickerman earned an MBA from Columbia University's Graduate School of Business and a BA from Tufts University.